Filed by Level 3 Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited

Information regarding the Global Crossing acquisition

Our goal is to be clear and transparent about the rationale and plans around the Global Crossing acquisition. To help you communicate with your team, please find information about the Gobal Crossing acquisition in a question and answer format here. This information will be made available to Level 3 employee-owners later this week.

Strategic Rationale/Benefits of Transaction

1.              Why is Level 3 buying Global Crossing?

•                  The combined business will operate a unique global services platform anchored by fiber optic networks in North America, Europe and Latin America, connected by extensive undersea facilities. This acquisition will create a company with a unique capability to meet local, national and global customer requirements in a wide range of markets.

•                  Because of the unique and compelling fit between Level 3 and Global Crossing, we believe this combination will create substantial financial value for investors, customers and employees.

•                  Comprehensive portfolio of voice, video and data services with a larger addressable market.

•                  As a result of potential revenue growth and synergies, over the longer term, we expect to have significant Free Cash Flow available for investment in high-return opportunities, including U.S. metro and international network expansions.

2.              What are the key benefits to the combined business’s customers?

•                  Existing customers will benefit from expanded geographic reach and a combination of intercity networks and metro networks throughout North America, Latin America and Europe connected by extensive global subsea networks. The combined business will offer an extensive portfolio of transport, data, content delivery, data center, colocation and voice services, delivered globally.

•                  Global Crossing brings important additions to Level 3’s service portfolio, including managed services, collaboration services and inter-continental virtual private networking capability. The combined service portfolio and distribution channels will allow the company to better address the needs of enterprises, content providers, carriers and governments throughout North America, Latin America and Europe.

People

3.              How many employees does Global Crossing have?

•                  Global Crossing has approximately 5,250 employees with about 2,250 in North America, 1,900 in Latin America and 1,100 in Europe.

4.              Will this transaction include any reductions in the workforce?

•                  The combined business can operate more efficiently than two separate organizations. The combined total workforce will be approximately 11,000 at closing. There will be overlap in certain areas and reductions in the combined work force. Our objectives are to motivate and keep employee-owners who want to contribute to the growth of this new world class communications provider and when it is possible, we are committed to re-train and place employees into other roles as needed. This won’t always be achievable, but we will make every reasonable effort to accomplish this goal.

5.              What happens if my job is eliminated as a result of this acquisition?

•                  Decisions regarding people are very difficult and will be made thoughtfully and with careful consideration after the deal is closed.  Both companies will be represented in the decision making process.

•                  Our objective is to be clear and honest about how people’s jobs will be affected, and provide as much notice as possible. We believe in treating people with dignity and respect, and will support employees as they transition out of the organization. Level 3 employee-owners whose jobs are eliminated will be provided with severance and outplacement services in accordance with our current practice.

6.              When will I know how my job is affected by this acquisition?

•                  As we finalize plans, we will provide as much notice as possible to affected employees. Larger companies often present more career opportunities; any potential role changes will be determined and communicated during the integration phase.

7.              How will reporting relationships be affected?

•                  Changes in organizational structure are likely, given the size of both companies; we will make organization and management structure decisions during the integration phase.

8.              Do we anticipate closing some offices?

•                  It is possible some offices will be consolidated resulting in some office closures; this will also be determined during the integration phase.

Network

9.              Can you tell me about the Global Crossing network in comparison to Level 3’s network?

•                  The complementary fit between the two companies’ networks, service portfolios and customers is compelling. By leveraging the respective strengths and extensive reach of both companies, we are creating a highly efficient and more extensive global platform that is well-positioned to meet the local and international needs of our customers.

•                  Global Crossing has an extensive international, inter-city network footprint across Europe and Latin America. In Latin America Global Crossing has a fiber-rich network across all the major markets. Level 3 has an extensive set of fiber facilities in the U.S. including an industry-leading optical IP intercity backbone connecting extensive metro fiber networks.

•                  This transaction adds scale for us in the U.S. and Continental Europe, and adds scope in the U.K. and across Latin America, a rapidly growing market.

•                  The combined business will also leverage Global Crossing’s long-term IRU’s on the PC1 and EAC cable systems, focusing on telecom operators based in Asia.

•                  The combined business will offer an extensive portfolio of transport, data, content delivery, data center, colocation and voice services, delivered globally.

10.       How much fiber overlap does Global Crossing have with Level 3?

•                  In North America, Global Crossing and Level 3’s intercity backbones are fairly similar, with Global Crossing’s being mostly leased and Level 3’s mostly owned. The network overlap creates an opportunity for significant cost savings. In Europe, the two companies’ networks are complementary and provide for an extended geographical reach. Level 3 Global Crossing’s Latin American network is an important addition to the combined business’s global services platform.

Integration and Operations

11.       Who will lead the integration efforts?  Will there be a task force?

•                  Jeff Storey will lead the integration efforts and we will have teams, with representation from both companies, leading various aspects of the integration.

12.       We have had provisioning challenges with prior acquisitions. How will do we expect this situation to be different?

•                  Past provisioning issues occurred during the integration of complex local, metro fiber systems from multiple acquired companies. This acquisition is very different. It primarily involves the physical integration of long-haul, inter-city networks.

•                  We have identified and resolved the metro system provisioning issues of the past with greatly improved processes and systems. In fact, the company was recently recognized as the best in the industry with an important award, the Atlantic-ACM 2011 Best-in-Class Award for Provisioning — an award voted on by customers.

13.       Can I reach out to my counterpart at Global Crossing?

•                  As stated in the Rules of Engagement, do not contact your counterpart at Global Crossing. If a Global Crossing employee contacts you, comply with your obligations under the Confidential Information Policy and do not disclose any information about pricing, costs, profitability, terms, quotas, technical specifications and sales/marketing/business/product plans. In addition, do not request or take any information from anyone else about Global Crossing that might be considered Global Crossing confidential or proprietary information.

Services

14.       How does Global Crossing’s service portfolio match with Level 3’s services?

•                  The combined business will offer an extensive portfolio of transport, data, content delivery, data center, colocation and voice services, delivered globally. Specifically, Global Crossing brings important additions to Level 3’s service portfolio, including managed services, collaboration services and inter-continental virtual private networking capability. The combination of Global Crossing’s enterprise service portfolio and proven sales expertise together with Level 3’s extensive international, intercity and metro networks will give customers significantly more options to meet their local, national and international communications needs.

15.       Does this transaction expand our services offered to enterprises?

•                  Level 3’s strength in providing local and LD voice and expertise in VoIP migration, content delivery to meet the demand for increased bandwidth and metro connectivity to extend the reach within a given market compliments Global Crossing’s strength in data center hosting, managed services and global VPN capabilities.

16.       What will the newly formed company be called?

•                  The public company will retain the name Level 3 Communications, Inc.  We will determine which company names to use in the marketplace based on a determination of the level of brand equity that we have — in other words, in certain locations or jurisdictions (for example in Latin America) we will use the name that is the most recognized by our customers and potential customers.

Media & Investor Relations

17.       What do I do if I get a call from the Media, an Analyst or a Blogger?
Please decline to comment and direct them to Josh Howell, who leads our media relations team:
720-888-3912.

18.       What do I do if I get a call from an Investor?
Please decline to comment and direct them to our investor relations team:
Robin Grey at 720-888-2500, Valerie Finberg at 720-888-2501 or Mark Stoutenberg at 720-888-1662.

Important Information For Investors And Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of Global Crossing Limited (“Global Crossing”) for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov.  In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:  Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to:  Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3’s and Global Crossing’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Apollo Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement; (4) the inability to successfully integrate the businesses of Level 3 and Global Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect Level 3’s and the combined business’ results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations.

Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors.   The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.